

OFFERING MEMORANDUM

facilitated by



The Winning Ticket

FORM C OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR
§227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	The Winning Ticket
State of Organization	CA
Date of Formation	03/21/2016
Entity Type	Limited Liability Company
Street Address	44766 Calle Banuelos, Temecula CA, 92592
Website Address	rocknrolldonutbar.com

(B) Directors and Officers of the Company

Key Person		Scott Kirkpatrick
Position with the Company Title First Year		Managing Member 2017
Other business experience (last three years)		**Founder Rock n Roll Donut Bar** - 22 years in Direct Sales and Internet Marketing. Hit fastest growing company in San Diego 5 times in career. Hit INC 5000 fastest growing companies in the nation 3 times in career. Launched startups for Google Ventures and many other VCs.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Scott Kirkpatrick	100%

(D)   The Company's Business and Business Plan

Why San Jose, CA?

San Jose, CA has an extremely diverse population and happens to be part of Silicon Valley. Flush with exciting growth opportunities. The area is ripe for a gourmet dessert donut place and local competition does exist - that is NOT plant based.

Uniquely, Veggie Grill, is planted in an area called Santana Row. Santana Row draws locals and tourists (like our Monterey and Santa Cruz locations).

This is particularly attractive because we can learn how being near Veggie Grill plays into the revenue model.

In Monterey and Santa Cruz, we are near local vegan eateries, Veggie Grill has a lot of locations and is expanding, it will be nice to learn how this adds to the model for Southern California locations and out of state interests.

Additionally, San Jose will make delivery to the Oakland Zoo profitable as there will not need to be an additional delivery fee.

Production Facility in Salinas, CA

Salinas is Centrally located to support the production for the Monterey, Santa Cruz, and San Jose.

Northridge Mall in Salinas is also a bustling center in it's own right and many businesses in the food court are over $1M annually.

There is no gourmet desert competition, except Crumbl, cookies in the entire metro.

Residence from Salinas frequent Monterey and are literally "pulling" us into the area per their request.

Intended Use of Funds

We're looking to open a new, premium location in Downtown Santa Cruz and a production facility in Salinas, CA Northridge Mall.

- Santa Cruz ->Major Tourist Area - Projecting $1.8M first year, target open window approximately June 17th..
- Local University - UC Santa Cruz, 2 High Schools nearby, movie theatre, shopping mall, restaurants, street performers and Apartment Complexes. 5 Minutes from the Beach Boardwalk.
- Santa Cruz is known for plant based population and there is no designer donut shop within hours or high end dessert shop.

Our Mission

Rock N Roll Donut Bar plans to become one of the first, nationwide Plant-Based Donut Shops. We sell happiness, an entertainment experience, not just donuts!

- Big, Bold and Beautiful gourmet donuts that blow peoples minds!
- An exciting brand experience including a 6 foot Donut Statue playing guitar! Craft and
- IPA Beer Menu, Craft Wine and Mimosas.
- Breakfast and Lunch Menus including impossible burgers on donuts!
- Featured at the world famous Monterey Bay Aquarium, Oakland Zoo and Casa De Fruta Resort.

The Team

Scott Kirkpatrick, Founder

Founder, 22 years in Direct Sales and Internet Marketing. Hit fastest growing company in San Diego 5 times in career. Hit INC 5000 fastest growing companies in the nation 3 times in career. Launched startups for Google Ventures and many other VCs.

Nhat Le, Production Manager

Production Manager, 15 years in food service industry. Managed the food production facility for City of San Jose for 5 years delivering over 3,000 meals daily.

Bill Locklar, General Contractor

General Contractor, 35 years in restaurant expertise. Bill owns and operates Monterey Bay Restaurant Equipment and Santa Cruz Restaurant Equipment building and maintaining almost every restaurant in the peninsula over his career.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employee. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR

STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	December 15, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Costs	$20,000	$325,000
Operating Capital	$7975	$141,250
Mainvest Compensation	$2,025	$33,750
TOTAL	$30,000	$500,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)

- If you decide to invest, enter an amount and press the Invest button Follow the
- instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of Convertible Promissory Note, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

FOR VALUE RECEIVED, TWT Management Services, LLC, a Montana limited liability company (the "Company") promises to pay Investors, or its registered assigns ("Investor"), in lawful money of the United States of America the principal sum of purchased "Notes", or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Convertible Promissory Note (this "Note") on the unpaid principal balance at a rate equal to 8% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) the two (2) year anniversary of the date set forth above (the "Maturity Date"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof. This Note is one of the "Notes" issued pursuant to the Purchase Agreement..

Summary of Terms

Security Offered	CONVERTIBLE PROMISSORY NOTES
Closing	The initial closing of the financing (the "*Initial Closing*") will occur as soon as reasonably practicable
Interest Rate	Annual interest rate of 8%, payable at maturity or upon conversion as described below
Term	Unless earlier converted, all principal, together with accrued but unpaid interest under the Notes will be due and payable two (2) years from the date of each such Note (the "*Maturity Date*").
Qualified Financing	A "*Qualified Financing*" shall mean an equity security financing of at least $1,000,000, excluding the aggregate principal and accrued interest due on the Notes and all other convertible notes then outstanding and issued by the Company, and with the principal purpose of raising capital.
Conversion Price	The "*Conversion Price*" will be a price per share equal to 80% of the price per equity security paid by the other investors purchasing securities (as defined below) in the Qualified Financing.
Automatic Conversion	In the event the Company consummates a Qualified Financing prior to the Maturity Date, all principal and accrued and unpaid interest under the Notes shall automatically convert into shares of the Company's equity shares or units sold in the Qualified Financing. The total combined number of shares of the equity securities to be issued upon conversion will equal (x) all principal, together with all accrued and unpaid interest under the Note, *divided by* (y) the Conversion Price.
Total Offering	$500,000
Offering Price	$1,000 Minimum Purchase

Target Offering Amount	$100,000

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Purchase. Copies of the Note are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Notes, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Revenue Share Notes
Number of Shares Outstanding	96,700
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	These are debt securities which entitle holders to a portion of revenue. These securities do not have voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Scott Kirkpatrick	100%

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Line of Credit	$41,968	12%	05/15/2023	1500 weekly
Bank Loan	$33,229	39%	06/06/2023	2254 weekly
SBA Eidl	$33,912	1%	04/05/2050	2300 monthly
Mainvest Revenue Share Note	$67,500	%	12/31/2027	1.3% of revenue until an 1.55X cap is reached.
Mainvest Revenue Share Note	$29,200	%	12/31/2027	0.6% of revenue until an 1.5X cap is reached.

(Q) Other Offerings of Securities within the Last Three Years

February 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $29,200 Please refer to the company's Form C/U dated April 20th, 2023 for additional disclosures

April 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $67,500 Please refer to the company's Form C/U dated June 14th, 2023 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of 2/1/2023, Rock N Roll Donut Bar has debt of $370,000 outstanding and a cash balance of $30,000. $70,000 of this debt is sourced primarily from Hard Money Lenders and will be paid off by May 2023, not having a long term impact on this investment. The remaining amount is via the SBA for $300,000 from the EIDL program and is payable over 30 years maturing in 2050, with a monthly payment of $2300 not having a long term impact on this investment. In addition to the Rock N Roll Donut Bar's outstanding debt and the debt raised on Mainvest, Rock N Roll Donut Bar may require additional funds from alternate sources at a later date.

Historical milestones

Rock N Roll Donut Bar has been operating since May 2022 and has since achieved the following milestones:

- Opened location in Cannery Row in Monterey, California

- Achieved revenue of $1M in 2022 only operating 7 months of the year and on pace for $1.5 million within first 12 months.

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Rock N Roll Donut Bar has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Seasonality of Cannery Row location. The dip in sales in September to November was much more dramatic than anticipated. Holiday season gave a boost to the business end of December and January the business received a boost from Community Week held by the Monterey Bay Aquarium where 115,000 people flocked to Cannery Row to be able to attend the aquarium free of charge that week.

- Labor intensive payroll and learning the cadence of the dips and swings this year has taught us exactly how many employees we need and enable us to drive down the cost of production from $1.75 per item to $0.49 per item. This was a painful process, but has put us in a position to expand into satellite retail locations where we can deliver finished product with the existing staff at home base and a skeleton crew at the retail centers only requiring cashiers. This is HUGE savings and opportunity for the business.

- Food costs skyrocketed in 2022 and forced us to get creative and learn how to drive the costs down. We have pushed the food cost down from $1.50 per to an average of $0.80.

- The two previously mentioned factors assisted us in learning to drive down the labor cost and food costs from a total average of $3.50 per item to $1.30 on average. This is a tremendous savings that will directly impact the bottom-line as the season hits this year.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$2,666,667	$3,520,000	$3,872,000	$4,259,200
Cost of Goods Sold	$270,000	$405,000	$445,500	$490,050	$539,055
Gross Profit	$1,230,000	$2,261,667	$3,074,500	$3,381,950	$3,720,145
EXPENSES					
Rent	$240,000	$486,000	$652,150	$668,454	$685,165
Equipment Lease	$120,000	$120,000	$0	$0	$0
Utilities	$36,000	$36,900	$37,822	$38,767	$39,736
Insurance	$54,000	$55,350	$56,733	$58,151	$59,604
Advertising	$24,000	$24,600	$25,215	$25,845	$26,491
Legal & Professional	$10,000	$10,250	$10,506	$10,768	$11,037
Office and Admin	$36,000	$36,900	$37,822	$38,767	$39,736
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Payroll	$600,000	$615,000	$630,375	$646,134	$662,287
Manager salary	$70,000	$71,750	$73,543	$75,381	$77,265
Operating Profit	$30,000	$794,667	$1,539,828	$1,808,915	$2,107,787

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has raised money using Regulation Crowdfunding before, and will file any required reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year- end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$156,120.00	$7,839.00
Cash & Cash Equivalents	$46,510.00	$5,676.00
Accounts Receivable	$0	$0
Short-term Debt	$75,197.00	$0
Long-term Debt	$33,912.00	$0
Revenues/Sales	$864,912.00	$100,000.00
Cost of Goods Sold	$110,097.00	$37,473.00
Taxes Paid	$0	$0
Net Income	$39,172.00	$7,839.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA,
WV, WI, WY, B5, GU, PR, VI, 1V